January 15, 2016

VIA EDGAR AND FEDERAL EXPRESS

Mr. Dietrich A. King

Assistant Director

Securities and Exchange Commission

Mail Stop 4720

100 F. Street, NE

Washington, DC 20549

Re:                             First Midwest Bancorp, Inc. (the “Company”)

Registration Statement on Form S-4

Filed December 29, 2015

File No. 333-208781

Dear Mr. King:

On behalf of the Company, set forth below are the responses to the comments raised in the letter of the Staff dated January 7, 2016 with respect to the Company’s Registration Statement on Form S-4 referenced above (the “Form S-4”) . For your convenience, the Staff’s comments are repeated in bold italics below, each followed by the Company’s response.

Prospectus Cover Page

1.              We note your disclosure that the merger is subject to a price floor, as described under your “Merger Consideration” disclosure on page 44. Please include disclosure here to indicate that if the two pricing conditions described on page 44 are met, then NI Bancshares may terminate the merger agreement, and that once the right of termination has been exercised, First Midwest would have the option of increasing the consideration payable to NI Bancshares shareholders by increasing the exchange ratio or by paying additional cash merger consideration.

Response

The disclosure on the prospectus cover page has been revised to provide a discussion of the consideration to be received by holders of NI Bancshares common stock in the merger and the two pricing conditions described later in the prospectus by replacing the first sentence of the third paragraph of the letter to shareholders from James W. Dutton and Michael A. Cullen with the following:

If the merger is completed, you will receive 2.8858 shares of First Midwest common stock (the “exchange ratio”), plus $13.17 in cash (without interest thereon), in exchange for each share of NI Bancshares common stock that you hold immediately prior to the completion of the merger.  NI Bancshares will have a right to terminate the merger agreement if the volume weighted average price of First Midwest common stock during a specified period before the effective time of the merger both (i) is less than $14.6055 per share and (ii) underperforms a specified index of financial institution stocks during such period by more than 15%.  However, if NI Bancshares elects to terminate the merger agreement under these circumstances, First Midwest may, but is not obligated to, elect to increase the exchange ratio or the amount of cash to be received per share of NI Bancshares common stock as provided in the merger agreement.  If this election is made, NI Bancshares may not terminate the merger agreement under these circumstances.  See “Summary—You Will Receive Cash and Shares of First Midwest Common Stock in the Merger” and “The Merger Agreement—Merger Consideration” in the accompanying proxy statement/prospectus for more information regarding the terms and conditions of the consideration to be received in the merger.

The Merger
Interests of Certain Persons in the Merger
Employment Agreement and Change in Control Severance Plan, page 42

2.              We note that you have entered into a letter agreement with Mr. Cullen, which summarizes his future employment and compensation arrangements with First Midwest Bank, and that you intend to enter into a new employment agreement with Mr. Cullen that will become effective as of the effective date of the merger. Please either file these agreements as exhibits to the S-4 or tell us why you believe they are not required to be filed. Please refer to Item 601(b)(10) of Regulation S-K.

Response

With respect to comment #2, the Company respectfully submits that Mr. Cullen is not now, and upon completion of the merger will not be, a director or be considered an “executive officer” or a “named executive officer” of the Company, each as defined in or under the Securities Exchange Act of 1934, as amended.  As a result, the Company does not believe that it is required pursuant to Item 601(b)(10) of Regulation S-K to file the agreements with Mr. Cullen as exhibits to the Form S-4.  Further, the Company has concluded that the agreement with Mr. Cullen is not material to the Company and therefore is not required to be filed with the Form S-4 as a material contract under Item 601(b)(10) of Regulation S-K.  Moreover, even if Mr. Cullen was or would be a director or executive officer of Company, the Company respectfully submits that Item 601(b)(10) is not applicable to the Form S-4.  Footnote 1 to the exhibit table set forth in Item 601(a) of Regulation S-K states that an exhibit need not be provided if (1) an election has been made under Form S-4 to provide information about the registrant at a level prescribed by Form S-3 and (2) Form S-3 would not require the registrant to provide such exhibit if it were registering a primary offering.  An election has been made under Form S-4 to provide information in the Form S-4 about the Company at a level prescribed by Form S-3, and Item 601(b)(10) of Regulation S-K is inapplicable to a Form S-3 registration statement. (See Response

Letters from Prosperity Bancshares, Inc. dated November 3, 2015 and PacWest Bancorp dated May 19, 2015.)

Notwithstanding the foregoing, based on further discussions with the Staff, the disclosure set forth in the first two paragraphs under “The Merger — Interests of Certain Persons in the Merger — Employment Agreement and Change in Control Severance Plan” have been revised as indicated by the marked text as follows (with conforming changes made throughout the Form S-4) in order to provide additional disclosure regarding Mr. Cullen’s post-merger compensation arrangements with the Company:

NI Bancshares and its CEO, Mr. Cullen, are parties to an employment agreement that provides for certain severance benefits in the event ~~the CEO~~Mr. Cullen’s employment is terminated by NI Bancshares without cause or by ~~the CEO~~Mr. Cullen for good reason within 12 months following a change in control.  Good reason includes a material breach of the agreement by NI Bancshares or a material adverse change in the nature, scope or status of the CEO’s position or authorities or a material reduction in compensation.  In the event of a qualifying termination, ~~the CEO~~Mr. Cullen would be entitled to 1.5 times the sum of his base salary and average annual bonus over the prior three years, provided that if such a termination is in connection with a change in control, the severance payment is three times such sum.  The merger will constitute a change in control under the employment agreement.  As a result, if ~~the CEO~~Mr. Cullen has a qualifying termination under ~~the~~his employment agreement~~,~~ upon a change in control in 2016, he would be entitled to a severance payment equal to approximately $1.1 million, subject to reduction for compliance with Code section 280G, based on three times the sum of his current salary plus his average bonus for the preceding three years.  In addition, he would be entitled to company paid insurance coverage for 18 months.  ~~The CEO will~~Mr. Cullen would be subject to non-competition and non-solicitation restrictions for 18 months following termination of employment for any reason.  Additionally, upon the occurrence of a change in control, ~~the CEO will~~Mr. Cullen would become vested in the unvested portion of company contributions to his deferred compensation account worth approximately $60,000.

In connection with the execution of the merger agreement, First Midwest and ~~the CEO~~Mr. Cullen entered into a letter agreement ~~providing for the CEO’s~~outlining Mr. Cullen’s proposed employment by First Midwest Bank as its Regional President of DeKalb County and ~~the~~his compensation arrangements, including entry into a new employment agreement with First Midwest, that will become effective ~~as of~~immediately following the ~~effective date~~closing of the merger.  The ~~new employment~~letter agreement provides for the ~~cancellation~~termination of his ~~prior~~existing employment agreement with NI Bancshares as described above (other than the post~~—~~employment restrictions) and of his participation in ~~the continuation of~~ the CIC Severance Plan, described below, ~~and~~following the merger.  In addition, the letter agreement sets forth the general terms and conditions of his employment following the merger ~~as summarized in the letter agreement.~~  .

The ~~revised~~proposed compensation arrangements for Mr. Cullen as an employee of First Midwest include ~~a lower~~an initial base salary ~~than that currently in effect for the CEO and~~, participation in First Midwest’s customary short-term cash incentive compensation and long-term equity incentive compensation programs~~. Under the letter agreement, First Midwest and the CEO have agreed to enter into a new employment agreement that will become effective as of the effective time of the merger.~~    , as well as participation in other customary employee benefits for employees at Mr. Cullen’s level.  Mr. Cullen’s initial total annual compensation as an employee of First Midwest will be approximately the same as that currently in effect for Mr. Cullen as an employee of NI Bancshares, assuming his cash and equity incentive compensation awards granted to him by NI Bancshares for 2015 and to be granted to him upon his employment by First Midwest for 2016 ultimately are earned at target levels.

In recognition of the cancellation of ~~the~~Mr. Cullen’s existing employment agreement with NI Bancshares, continuation of the post-employment restrictions contained therein and as a retention incentive, the new employment agreement ~~also provides~~with First Midwest will provide for a cash payment to ~~the CEO~~Mr. Cullen by First Midwest of $447,516 following the merger and for a restricted stock award by First Midwest having a grant date value of $447,516 and a vesting period of three years.  Such aggregate amount is approximately 80% of the severance benefit ~~the CEO~~Mr. Cullen would have been entitled to receive upon a qualifying termination in connection with the merger under the terms of his existing employment agreement with NI Bancshares.

In responding to the Staff’s comments, the Company acknowledges that:

1.              should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.              the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.              the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding these matters at (630) 875-7345 or via e-mail at Nick.Chulos@firstmidwest.com.

Very truly yours,

/s/ Nicholas J. Chulos
Nicholas J. Chulos
Executive Vice President, Corporate Secretary and General Counsel

cc:                                Josh Samples, Staff Attorney

William C. Herman, Chapman and Cutler LLP

Robert M. Fleetwood, Barack Ferrazzano Kirschbaum & Nagelberg LLP